JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7302

jpdougherty@JonesDay.com

January 18, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director,

Division of Corporation Finance

Re:	PolyOne Corporation
Registration Statement on Form S-4
Filed December 17, 2012
File No. 333-185533

Ladies and Gentlemen:

On behalf of PolyOne Corporation (“PolyOne”), this letter and the filing amendments referred to below respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that were contained in your letter dated January 10, 2013.

For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers or item numbers in the responses refer to pages or items of PolyOne’s amended filing of the Registration Statement on Form S-4 (the “Registration Statement”). Note that all defined terms used in this letter have the same meaning as in the Registration Statement. References to Rules in this letter are to the Rules and Regulations under the Securities Exchange Act of 1934, as amended.

General

1.	We note that you intend to file by amendment the legal and tax opinions as exhibits to the registration statement. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement’s effectiveness.

PolyOne has filed by amendment the legal and tax opinions as exhibits to the Registration Statement in response to the Staff’s comment.

ALKHOBAR  •  ATLANTA  •  BEIJING  •  BOSTON   •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS  •  DUBAI   •  FRANKFURT  •  HONG KONG  •  HOUSTON  •  IRVINE  •  JEDDAH  •  LONDON  •  LOS ANGELES  •  MADRID  •  MEXICO CITY  •  MILAN   •  MOSCOW  •  MUNICH  •  NEW DELHI  •  NEW YORK  •  PARIS  •  PITTSBURGH  •  RIYADH  •  SAN DIEGO  •  SAN FRANCISCO  •  SÃO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

JONES DAY

Securities and Exchange Commission

January 18, 2013

2.	If Jones Day and K&L Gates LLP elect to file short form tax opinions, note that the opinions and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes the opinions. The disclosure in the proxy statement/prospectus and the opinions should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

Jones Day and K&L Gates LLP have elected to file short form tax opinions. PolyOne has revised the Registration Statement on page 87 in response to the Staff’s comment.

Questions and Answers about the Merger and the Special Meetings, page 1

3.	You currently repeat information in your Q&A and Summary sections. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger in the Summary.

PolyOne has revised the Registration Statement on pages 4, 9 and 10 in response to the Staff’s comment.

Opinion of Spartech’s Financial Advisor…, page 6

4.	Please disclose the portion of the advisor’s fee which is contingent upon the consummation of the merger.

PolyOne has revised the Registration Statement on pages 6 and 68 in response to the Staff’s comment.

Q: What are the material United States federal income tax consequences of the merger to me?, page 4; Material United States Federal Income Tax Consequences (beginning on page [    ], page 14; Material United States Federal Income Tax Consequences, page 86

5.	We note the “is intended,” “intend,” and “assuming that” language. Revise to remove any uncertainty about the transaction’s tax treatment to stockholders.

The words “intend” and “assume” are used in the portions of the Registration Statement beginning on pages 13 and 87 because the tax opinions of Jones Day and K&L Gates are based, in part, upon the accuracy of representations made by PolyOne and Spartech. If such representations are inaccurate for any reason, the merger could be taxable. As a result, it would be inaccurate and misleading to assert that the conclusions reached by counsel are invariably true. Furthermore, both Jones Day and K&L Gates have consistently utilized the words “intend” and “assume” in prior approved Form S-4 filings, and the SEC has consistently accepted the use of such language in Form S-4 filings describing tax-free reorganizations.

JONES DAY

Securities and Exchange Commission

January 18, 2013

6.	Delete the word “generally” on pages 4 and 14 because the word “generally” may imply that stockholders cannot rely on the disclosure. Similarly, delete the word “generally” in the sixth paragraph on page 86 and the subsequent paragraphs on pages 87 and 88 for the same reason.

The word “generally” is utilized in the Registration Statement because, depending on the facts and circumstances unique to each taxpayer, it is possible that the consideration received by a shareholder in the merger could be recharacterized as a dividend. For such a shareholder, different tax consequences than those discussed in the Registration Statement would apply. Furthermore, the discussions beginning on pages 13 and 87 of the Registration Statement conclude with a disclaimer providing that:

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

To maintain consistency with this disclaimer, it was necessary to use the word “generally” throughout all tax discussions in the Registration Statement. Finally, as with the words “intend” and “assume,” both Jones Day and K&L Gates have consistently utilized the word “generally” in prior approved Form S-4 filings, and the SEC has consistently accepted such utilization of “generally” in prior Form S-4 filings describing tax-free reorganizations.

Comparative Per Share Data, page 23

7.	Please provide the comparative per share data required by Item 3(f) of the Form S-4 Instructions.

PolyOne has revised the Registration Statement on page 22 in response to the Staff’s comment.

Background of the Merger, page 43

8.

Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following

JONES DAY

Securities and Exchange Commission

January 18, 2013

comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

PolyOne has revised the Registration Statement on pages 44-48, 50 and 52 in response to the Staff’s comment.

9.	Rather than simply enumerating the topics presented or reviewed by representatives of Barclays Capital Inc. in discussions with the Spartech board of directors on April 26, 2012, August 23, 2012, September 19 and 20, 2012, and October 1, 2012, please elaborate on the topics presented or reviewed by Barclays Capital Inc. in those discussions.

PolyOne has revised the Registration Statement on pages 45, 47 and 48 in response to the Staff’s comment.

10.	Please elaborate on the September 20, 2012 presentation by PolyOne senior management to the Spartech board of directors and Spartech senior management on PolyOne’s strategy and results.

PolyOne has revised the Registration Statement on page 48 in response to the Staff’s comment.

11.	Please elaborate on the October 17, 2012 presentation by members of Spartech’s senior management to PolyOne senior management on Spartech’s anticipated fourth quarter results.

PolyOne has revised the Registration Statement on page 50 in response to the Staff’s comment.

Spartech’s Reasons for the Merger, page 53

12.	Please expand your discussion of the various reasons and rationale behind the transaction, including addressing the basis for the expected synergies between the companies.

PolyOne has revised the Registration Statement on pages 54 and 55 in response to the Staff’s comment.

JONES DAY

Securities and Exchange Commission

January 18, 2013

13.	Please include in the fourth factor considered by the Spartech board of director a meaningful discussion and analysis of the historical and current information concerning PolyOne and Spartech’s businesses, financial performance and condition, operations, management, competitive positions and prospects, before and after giving effect to the merger and the merger’s potential effect on stockholder value, so that stockholders may understand why the Spartech board of directors thought that the factor supported its decision to recommend that Spartech’s stockholders approve the adoption of the merger agreement.

PolyOne has revised the Registration Statement on page 55 in response to the Staff’s comment.

Opinion of Spartech’s Financial Advisor, page 57

14.	Provide us two copies of all outlines, summaries, reports, projections, or board books prepared and furnished by Barclays Capital Inc. to Spartech’s board of directors.

The presentation materials prepared by Barclays in connection with rendering their opinion to the Spartech board of directors at its October 23, 2012 meeting summarized under the caption “Opinion of Spartech’s Financial Advisor” is being provided to the Staff under separate cover by counsel for Barclays on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Barclays has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letters, counsel for Barclays also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Selected Comparable Company Analysis, page 60

15.	Please disclose the methodology and criteria used in selecting these companies.

PolyOne has revised the Registration Statement on page 61 in response to the Staff’s comment.

16.	Please disclose whether any companies meeting these criteria were excluded from the analysis and the reasons for doing so.

PolyOne has revised the Registration Statement on page 61 in response to the Staff’s comment.

JONES DAY

Securities and Exchange Commission

January 18, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, page 110

17.	Please revise the pro forma income statements to clarify that the line item “Net income (loss) from continuing operations” excludes non-recurring items, if true. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance. Please revise to disclose in the footnotes the non-recurring PolyOne 2011 gain on the sale of the SunBelt equity investment.

PolyOne confirms that the unaudited pro forma condensed combined statements of operations exclude adjustments for nonrecurring items that are not attributable to the transaction. PolyOne notes that Rule 11-02(b)(5) requires that pro forma condensed income statements disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. PolyOne did not include an adjustment in the pro forma financial statements for the gain on the sale of PolyOne’s equity investment in SunBelt as the gain recognized in PolyOne’s historical 2011 statement of operations was not related to the acquisition of Spartech.

PolyOne has revised the Registration Statement on pages 113 and 114 to add a footnote to the statements of operations that refers the reader to the Selected Historical Consolidated Financial Data section of Form S-4 for a discussion of unusual items included in the historical financial statements of PolyOne and Spartech, which includes, among other items, the gain on the sale of SunBelt.

Note 3: Estimated Purchase Price Allocation, page 117

18.	Please separately present the fair value of any probable loss contingencies that you considered when preparing the purchase price allocation. Please provide an explanation for material differences between your estimate and Spartech’s estimate of the probable loss.

PolyOne has revised the Registration Statement on page 118 in response to the Staff’s comment.

Note 4: Description of Pro Forma Adjustments, page 118

19.	You state on page 115 that acquisition-related transaction costs such as legal, advisory valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. Please tell us your consideration for providing a pro forma adjustment to reverse any such direct and incremental costs as they would be deemed not to have a continuing impact on the post-combined entity.

JONES DAY

Securities and Exchange Commission

January 18, 2013

PolyOne included a pro forma adjustment to reduce retained earnings for the total estimated acquisition related costs within the unaudited pro forma condensed combined balance sheet as of September 30, 2012 as such costs were determined to be directly related to the transaction. However, no adjustments were reflected in the unaudited pro forma condensed combined statements of operations as acquisition related transaction costs will not have a continuing impact on the combined entity. Additionally, no pro forma adjustments were required to be made to the historical pro forma condensed combined statements of operations to remove such costs because no such costs were recognized within these statements for the periods presented as all transaction costs were incurred subsequent to September 30, 2012.

Exhibit 99.3

20.	Please ensure that the proxy card is marked is “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(b).

PolyOne has revised the proxy card in response to the Staff’s comment.

Closing

If you have any questions or comments, please do not hesitate to contact me at (216) 586-7302 with respect to the Registration Statement.

Very truly yours,

/s/ James P. Dougherty

James P. Dougherty

cc:	Craig Slivka, United States Securities and Exchange Commission
Lisa Kunkle, PolyOne Corporation